UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Robin Technologies Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Texas

> ***Date of organization***
> December 22, 2014

Physical address of issuer
7250 N Dallas Pkwy #400, Plano, TX 75024

Website of issuer
www.robinautopilot.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$499,242.00	$445,923.00
Cash & Cash Equivalents	$107,824.00	$191,166.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$64,620.00	$17,220
Long-term Debt	$4,623,381.00	$3,472,767.00
Revenues/Sales	$518,891.00	$1,700,421.00
Cost of Goods Sold	$245,771.00	$1,533,073
Taxes Paid	$26,019.00	$9,235.00
Net Income	-$1,074,765.00	-$897,773.00


April 16, 2019

FORM C-AR

Robin Technologies Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Robin Technologies Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.robinautopilot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties

(many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5
    The Business 6
RISK FACTORS 6
    Risks Related to the Company's Business and Industry 6
BUSINESS 15
    Description of the Business 15
    Business Plan 15
    History of the Business 16
    The Company's Products and/or Services 16
    Competition 16
    Customer Base 17
    Intellectual Property 17
    Governmental/Regulatory Approval and Compliance 22
    Litigation 23
    Other 23
DIRECTORS, OFFICERS AND EMPLOYEES 23
    Directors 23
    Officers 25
    Employees 26
CAPITALIZATION AND OWNERSHIP 26
    Capitalization 26
    Ownership 28
FINANCIAL INFORMATION 28
    Operations 28
    Liquidity and Capital Resources 29
    Capital Expenditures and Other Obligations 29
    Material Changes and Other Information 29
    Trends and Uncertainties 29
    Restrictions on Transfer 29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 30
    Related Person Transactions 30
    Conflicts of Interest 30
OTHER INFORMATION 31
    Bad Actor Disclosure 31
EXHIBITS 36
    EXHIBIT A 37

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of

this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Robin Technologies Inc. (the "Company") is a Delaware Corporation, formed on December 22, 2014. The Company is currently also conducting business under the name of Robin Autopilot USA, LLC and Coralview Technologies, LLC.

The Company is located at 7250 N Dallas Pkwy #400, Plano, TX 75024.

The Company's website is www.robinautopilot.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Robin Autopilot is a robotic lawn service that combines robot mower technology with human crews to provide residential customers with a complete yard care solution. We acquire robotic mowers from major manufacturers and install them at a customer's home to maintain the grass. Our human crew members visit on a weekly or bi-weekly basis to handle the edging, trimming, weeding and other yard care needs. We are franchising Robin Autopilot nationwide.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize the services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of robotic mowers, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Customers often finance purchases of our products, particularly franchise buyers.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Bart Lomont and Justin Crandall who are the Chief Operating Officer and Chief Executive Officer of the Company, respectively. The Company has or intends to enter into employment agreements with Bart Lomont and Justin Crandall although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Bart Lomont and Justin Crandall or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop

substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Bart Lomont and Justin Crandall in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Bart Lomont and Justin Crandall die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, customers may choose to mow their own lawns to save money, or may move to a new home that is not in our service area. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough independent franchise owners, sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from selling franchise territories to independent business owners and servicing customers seeking to hire qualified professionals in the landscaping industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the landscaping industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Robin Autopilot is a robotic lawn service that combines robot mower technology with human crews to provide residential customers with a complete yard care solution. We acquire robotic mowers from major manufacturers and install them at a customer's home to maintain the grass. Our human crew members visit on a weekly or bi-weekly basis to handle the edging, trimming, weeding and other yard care needs. We are franchising Robin Autopilot nationwide.

Business Plan

Robin Autopilot is committed to becoming a nationwide brand in residential yard care. By combining robotic lawn mower technology, with professional human crews managed by independent franchise owners, we're seeking to deliver a service that is more reliable, affordable, and eco-friendly than traditional landscape maintenance services. Customers pay a monthly fee to have a robot installed at their property that handles the daily mowing. Robin Autopilot maintains the robot, guards against theft, and handles any product issues and warranty repairs. Robin Autopilot also provides services for edging, trimming, weeding, shrub trimming, and other yard care needs as part of our service plan packages. We deliver this service ourselves within a territory in the Dallas-Fort Worth market and

are expanding the brand nationwide through independent franchise owners. Robin Autopilot sells exclusive territory rights and receives an ongoing 6% royalty on all gross revenue, in addition to technology and hardware sale fees. History of the Business The Company started as Robin Lawn Care in 2015 using an "Uber-for-Lawns" business model before converting to a robotic mowing service franchisor in June 2017.The original "Uber-for Lawns" Robin business was sold to Porch.com on June 30, 2017 so the company could focus on robotic-mowing-as-a-service. In this transaction, we maintained the rights to the Robin brand, our technology platform named Aviator, all assets related to the robotic mowing business, our IP includes trademarks and patents.

History of the Business

We sold the original "Uber-for-Lawns" Robin business to Porch.com June 30, 2017. We maintained the rights to the brand, our technology, the robotic mowing business, our IP, etc.

We started off as an "Uber-for-Lawns" and pivoted to a robotic mowing service franchisor.

The Company's Products and/or Services

Product / Service	Description	Current Market
Robotic Lawn Service	A robotic lawn mower is installed at a customer's home to maintain the lawn, and our human crews visit on a weekly or bi-weekly basis to take care of edging, trimming, weeding and other yard care needs.	Dallas-Ft. Worth, TX
Robin Autopilot Franchise	We have franchised the Robin Autopilot system and sell exclusive territories to independent business owners licensed to run our system under the Robin brand.	Kalamazoo, MI Westfield, NJ Cary, NC Lubbock, TX Orlando, FL Abilene, TX Cleveland, OH Tampa, FL

We plan to continue to expand the Robin Autopilot franchise business nationwide and may add additional home services to our offering as we grow.

We sell directly to consumers through our website at www.robinautopilot.com and market through digital and print channels, as well as our Robin Rewards customer referral program. We're offering franchises as well, primarily through digital advertising channels.

Competition

The Company's primary competitors are Mowbot, Autmow, The Ground Guys, and traditional residential landscapers.

The landscaping services industry is over $88 billion annually world-wide, and has a highly fragmented supply base. While other companies are starting to offer robotic mowing services like ours, we have already begun with over 200 robots installed, an exclusive investment and partnership with one of the leading U.S.-based providers of robotic mowers, and our patent pending robot door for securely accessing yards separated by fences. We expect more competitors to enter our market as robotic mowers grow in the U.S., but for the foreseeable future the vast majority of our competition will come from traditional mowing crews.

Customer Base

The company's customers are primarily residential homes in suburban areas with yards ranging from 2,000-50,000 square feet. of grass. We offer services to commercial clients as well but, our primary focus is in the highly fragmented residential market.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,159,181 B2	Automated Secure Door for Robotic Mower	A doorway system for a robotic vehicle that accesses a separated area through a barrier that has a doorway formed through it. The system includes a wireless transmitter that transmits an electronic signal from the robotic vehicle, and door movable disposed within the doorway, between a closed position and open position. A doorway device with a wireless receiver that is coupled to a locking mechanism is configured to selectively engage and lock the door at the closed position, and unlock the door upon the receipt of the electronic signal by the wireless receiver. Movement of the robotic vehicle toward the doorway device enables communication of the electronic signal from the wireless transmitter to the wireless receiver. Upon passage of the robotic vehicle through the doorway to the separated area, and return of the door to the closed position, the controller controls the locking mechanism to engage and lock the door.	February 2, 2017	December 25, 2018	United States
16/050,256	Ground Wire Guidance System for Robotic Vehicle with Doorway Access	Methods for implementing an in-ground perimeter wire system that permits certain vehicles, including robotic lawnmowers, to pass through barriers, and including barrier door access control.	November 7, 2017		United States
62582496	Proximity Sensor for Robotic Mowers	A system and method for detecting the presence of certain vehicles, including robotic lawnmowers, and selectively permitting the vehicle to pass through a barrier using a sensor such as a magentometer.	November 7, 2017		United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87657515	IC 007. US 013 019 021 023 031 034 035.G&S: Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: Lawn and yard care services	Robin Autopilot logo (design - black & white)	October 24, 2017	October 23, 2018	United States
87657550	IC 007. US 013 019 021 023 031 034 035 G&S Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: Lawn and yard care services	Robin Autopilot logo (design - blue & white)	October 24, 2017	October 23, 2018	United States
87676392	C 007. US 013 019021023 031 034 035. G & S: Robots for robotic lawn and yard maintenance 044. us 100 101. G& S Lawn and yard care services, Namely.	Robin Autopilot (word)	November 8, 2017	October 23, 2018	United States
87157970	IC 007. US 013 019 021 023 031 034 035 G&S (Based on Intent to Use) Robots for robotic lawn and yard maintenance; IC 044. US100 101. G & S (Based on Use in Commerce) Lawn and yard care services	No More Pain In The Grass (word)	September 1, 2016	October 23, 2018	United States
87157950	IC 007. US 013 019 021 023 031 034 035.G&S: (Based on Intent to Use) Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: (Based on Use in Commerce) Lawn and yard care services	Put Your Lawn on Autopilot (word)	September 1, 2016	October 23, 2018	United States

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7250 N Dallas Pkwy #400, Plano, TX 75024

The Company has the following additional addresses:

The Company conducts business in Texas (Company + franchisee), Michigan (franchisee), New Jersey (franchisee), North Carolina (franchisee), Florida (franchisee), Wisconsin (franchisee), Ohio (franchisee), California (franchisee), Pennsylvania (franchisee). We are selling franchises nationwide.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Robin Autopilot USA, LLC	Limited Liability Company	Texas	October 26, 2017	100.0%
Coralview Technologies, LLC	Limited Liability Company	Texas	October 27, 2017	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Moll

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Christopher is the Vice President of Corporate Development and Sales and Operations Planning to MTD Products since 2016 and 2012, respectively.

Name

Mahmoud Haidar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director; January 2015- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mahmoud is the Founder and Chief Executive Officer of Vinli, Inc., since 2014. Additionally, Mahmoud is the Founder and serves as the Chairman of Dialexa, Inc., since 2008.

Name

Scott Harper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director; January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is the Founder and Chief Executive Officer ofDialexa, Inc., since 2008.

Name

William Buchanan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, March 2016- Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

William has served as the Managing Director of the American Servicing and Recovery Group since 2008.

Name

Justin Crandall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, Chief Executive Officer, January 2015- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Justin is responsible for the Company's business strategy and execution.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bart Lomont

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, January 2017- Present Vice President of Operations, January 2015 to December 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As the Vice President of Operations, Bart was responsible for managing the day-to-day operations of the Company. Currently, as the Chief Operating Officer, Bart is responsible for the Company's franchise development efforts.

Name

Justin Crandall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, Chief Executive Officer, January 2015- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Justin is responsible for the Company's business strategy and execution.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas, USA and Colorado, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	4,324,030
Voting Rights	None
Anti-Dilution Rights	Some convertible note holders have the right to invest at 2x their pro-rata of any investment offering.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Crowd Note
Amount outstanding	$87,395
Voting Rights	N/A
Anti-Dilution Rights	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$4,324,030.00
Interest rate and payment schedule	4%. At maturity.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	January 31, 2021
Other material terms	

The total amount of outstanding debt of the company is $4,688,010.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	4,324,030	$4,324,030.00	Technology development, franchise development, marketing, salaries, corporate overhead	April 15, 2016	Form D
Crowd Note	87,395	$87,395	Franchise Development, Operations, R&D	September 9, 2018	Regulation CF

Ownership

100% of the company is owned by the founders and employees of Robin. The founders Justin Crandall, Bart Lomont and Dialexa, Inc. collectively own 95% of the Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Dialexa, Inc.	43.0%
Justin Crandall	37.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Over the next 12 months, we intend to focus on the growth of the franchise business. We expect that franchise license fees will be our primary source of cash for the next 3 to 5 years as we grow the recurring revenue from royalties paid by existing franchise owners. We are recruiting, signing, and training new franchise owners, and will be helping them to grow their business faster through initiatives targeted at marketing and sales to end customers. We generate substantially all of our revenue from the sale of the Company's franchise units. The Company intends to focus on increasing sales and entering new markets. If we're unable to continue to sell franchises and expand to new markets, then we will need to raise additional capital in 2019. The Company incurred total operating expenses of $1,32861.00 and $1,533,073.00 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $89,516.00 in gross profit, resulting in a net loss of $-897,773.00. In 2018, the Company generated $273,121.00 in gross profit, resulting in a net income of $-1,074,765.00.

The company intends to achieve profitability within the next 12 months through the growth of our franchise business. Franchise license fees will be our primary source of cash for the next 3-5 years as we grow the recurring revenue from royalties paid by existing franchise owners. We are aggressively recruiting, signing, and training new franchise owners, and will be helping them to grow their business faster through initiatives targeted at marketing and sales to end customers.

Liquidity and Capital Resources

On September 9, 2018 the Company conducted an offering pursuant to Regulation CF and raised $87,395.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We are committed to spending $500,000 on MTD's robotic mowers. At this point we've spent approximately $450,000 with the remaining $50,000 in cash restricted on our balance sheet for this purpose. There is no required timeline for spending this money but the expectation is that we will meet this commitment during 2019 as our franchise count grows and as their customer count and need for mowers grows.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mick Lomont, David Harper, Craig Harper
Relationship to the Company	Fathers, Uncle of Founders
Total amount of money involved	$225,000.00
Benefits or compensation received by related person	Standard convertible note terms like all other investors
Benefits or compensation received by Company	Cash as part of the convertible note fundraising.
Description of the transaction	Family members of the founders were investors in the first round of convertible notes under the same terms as all other investors.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Crandall
_____
(Signature)

Justin Crandall
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Moll
_____
(Signature)

Christopher Moll
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Mahmoud Haidar
_____
(Signature)

Mahmoud Haidar
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Scott Harper
_____
(Signature)

Scott Harper
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/William Buchanan
_____
(Signature)

William Buchanan
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Justin Crandall
_____
(Signature)

Justin Crandall
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Justin Crandall, being the CEO of Robin Technologies Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Justin Crandall
(Signature)

Justin Crandall
(Name)

CEO
(Title)

April 16, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Robin Technologies, Inc - Consolidated
Balance Sheet Summary vs. Prior Period

	Result	Comparison	Variance Better/(Worse)	
	Year Ended 12/31/2018	Year Ended 12/31/2017	$	%
	Actual ($)	Actual ($)		
Cash and Cash equivalents	107,824	191,166	(83,342)	(44 %)
Other Current Assets	192,753	88,109	104,644	119 %
Total Current Assets	**300,576**	**279,274**	**21,302**	**8 %**
Property and Equipment	136,915	18,460	118,455	642 %
Accum Depreciation	(36,999)	(5,561)	(31,438)	(565 %)
Total Fixed Assets, Net	**99,916**	**12,899**	**87,017**	**675 %**
Investments	98,750	153,750	(55,000)	(36 %)
Total Investments	**98,750**	**153,750**	**(55,000)**	**(36 %)**
Total Assets	**499,242**	**445,923**	**53,319**	**12 %**
Accounts Payable	4,878	19,877	14,999	75 %
Accrued Expenses	37,714	1,212	(36,503)	(3,013 %)
Credit Card Accounts	9	1,443	1,434	99 %
Other Current Liabilities	64,620	17,220	(47,400)	(275 %)
Deferred Revenue	10,000	0	(10,000)	0 %
Total Current Liabilities	**117,221**	**39,751**	**(77,470)**	**(195 %)**
Total Long Term Liabilities	**4,623,381**	**3,472,767**	**(1,150,614)**	**(33 %)**
Total Liabilities	**4,740,602**	**3,512,517**	**(1,228,085)**	**(35 %)**
Common Stock	0	100,000	100,000	100 %
Retained Earnings	(3,166,193)	(2,268,822)	897,371	40 %
Net Income	(1,075,167)	(897,773)	(177,394)	(20 %)
Total Stockholder's Equity	**(4,241,360)**	**(3,066,594)**	**1,174,765**	**38 %**
Total Liabilities and Equity	**499,242**	**445,923**	**(53,319)**	**(12 %)**

Robin Technologies, Inc - Consolidated
Profit and Loss by Department vs. Prior Period

	Result	Comparison	Variance Better/(Worse)	
	Year Ended 12/31/2018	**Year Ended 12/31/2017**	**$**	**%**
	Actual ($)	**Actual ($)**		
Revenue	518,891	1,700,421	(1,181,530)	(69 %)
Cost of Revenue	245,771	1,610,905	1,365,134	85 %
Gross Profit	**273,121**	**89,516**	**183,604**	**205 %**
GM %	52.6 %	5.3 %		
General & Administrative	804,931	739,388	(65,543)	(9 %)
Operations	351,939	497,226	145,287	29 %
Sales & Marketing	146,033	248,965	102,932	41 %
Technology	18,979	47,611	28,633	60 %
Uncategorized	(15)	(118)	(103)	(87 %)
Total Operating Expenses	**1,321,867**	**1,533,073**	**211,206**	**14 %**
EBITDA	(1,048,746)	(1,443,557)	394,811	27 %
Int/Taxes/Depr/Other	26,019	(545,784)	(571,803)	(105 %)
Net Income	**(1,074,765)**	**(897,773)**	**(176,993)**	**(20 %)**
Net Income (%)	(207.1 %)	(52.8 %)		

Robin Technologies, Inc - Consolidated
Cash Flow - Prior Period

	Result	Comparison
	Feb-2019	Jan-2019
	Actual ($)	Actual ($)
From Operations		
Net Income	(93,207)	(108,903)
Non-Cash Adjustment		
Depreciation/Amortization	3,835	3,617
Non-Cash Compensation	0	0
Changes in Assets and Liabilities		
Accounts Rec (incld Allow)	0	0
Inventory	(5,275)	0
Other Assets	(11,924)	(271)
Accounts Payable	290	194
Other Liabilities	2,318	(22,002)
Deferred Revenue	37,100	83,900
Net Cash From Operations	**(66,862)**	**(43,465)**
From Investing		
Capital Expenditures	(296)	0
Investment in Subsidiaries	0	0
Other Investing Activities	(3,750)	(3,750)
Net Cash From Investing	**(4,046)**	**(3,750)**
From Financing		
Net Debt	13,212	101,901
Net Capital/Equity	0	0
Net Cash From Financing	**13,212**	**101,901**
Net Inc/Dec in Cash	**(57,696)**	**54,685**
Cash - Beginning of Period	**162,509**	**107,824**
Cash - End of Period	**104,814**	**162,509**